Contact

www.linkedin.com/in/jonathan-richards-26259bb6 (LinkedIn)

Jonathan Richards

Founder / CTO at Landeed
San Francisco Bay Area

Experience

Landeed
Founder / CTO
January 2022 - Present (11 months)

GoLorry Pvt. Ltd.
Director
May 2016 - Present (6 years 7 months)
India

GoLorry
Cofounder / CTO
September 2015 - Present (7 years 3 months)
United States

Alambic Investment Management, LP
Software Engineering Intern
June 2013 - September 2013 (4 months)

Worked on finding factors indicative of fund and stock performance and improving the speed with which such factors could be found and tested.

- Rewrote key R methods to exhibit improved scaling, improving backtesting speed up to 8-fold
- Parallelized and rewrote bottleneck operations in C++
- Performed regression analysis on fund performance and market data
- Participated in discussions on maximizing the tax efficiency and trading cost efficiency of the trading model

Thismoment
Software Engineering Intern
June 2012 - August 2012 (3 months)

Wrote tools for monitoring ongoing health of production code as part of the first "Summer of Interns".

- Created a web app to monitor the health of all active campaigns, logging errors and discrepancies in the database

- Worked with other interns to populate Jenkins, a continuous integration tool, with unit tests for production code
- Worked with the original code contributors to resolve exposed bugs

––––––

Education

Princeton University

Bachelor's Degree, Computer Science, Quantitative and Computational Biology · (2011 - 2015)